FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No.64-MGU-19-A46369

U.S.Specialty Insurance Company
(Herein called Underwriter)

DECLARATIONS

Item 1.	Name of Insured (herein called Insured)
Destra Capital Investments LLC

Principal Address
444 W Lake Street, Suite 1700
Chicago, IL 60606

Item 2:	Bond Period:	From12:01 a.m. on 3/31/2019 to 12:01 a.m. on 3/31/2020 standard time
	(MONTH DAY YEAR)	(MONTH DAY YEAR)

Item 3:	The Aggregate Liability of the Underwriter during the Bond Period shall be:
$120,000

Item 4:	Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $120,000
and the Single Loss Deductible is $2,500

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements of Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above (if an Insuring Agreement or Coverage is to be deleted, insert “Not Covered”.)

Amount applicable to	Single Loss	Single Loss
	Limit of Liability	Deductible
Basic Coverage (A, B, C)	$120,000	$2,500
(D) - Forgery or Alteration	$120,000	$2,500
(E) - Securities	$120,000	$2,500
(F) - Counterfeit Currency	$120,000	$2,500
Computer Systems Fraud	$120,000	$2,500
Fraudulent Transfer- Social Engineering	$120,000	$2,500
Claims Expense	$2,500	$500

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom

Item 5:	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
IL CVU N 0611 FB0127 FB0007 FB0014 FB0015 FB0041 FB0087 FB0107 FB0135 Fl14-1030 SR 5109b SR 5967e SR 5969a SR 5769c SR 6318

Item 6:	The Insured by acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 64-MGU-18-A43366 such termination or cancelation to be effective as of the time this bond becomes effective 3/31/2019.

By:
Authorized Representative

TSB 5062b	Printed in U.S.A.	Page 1 of 1
Copyright, The Surety Association of America, 1997

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN
ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

●	Foreign agents;
●	Front organizations;
●	Terrorists;
●	Terrorist organizations; and
●	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

U.S. SPECIALTY INSURANCE COMPANY

Financial Institution Bond

Standard Form No. 14

D&O Group 8 Forest Park Drive, Farmington, Connecticut 06032 main 860 674 1900 facsimile 860 676 1737

Copyright, The Surety Association of America, 1997

The Underwriter in consideration of an agreed premium and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond and subject to the Declarations Insuring Agreements General Agreements Conditions and Limitations and other terms hereof agrees to indemnify the Insured for

INSURING AGREEMENTS

FIDELITY

(A)    Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent

(a)   to cause the Insured to sustain such loss and

(b)   to obtain financial benefit for the Employee and which in fact result in obtaining such benefit

As used in this Insuring Agreement financial benefit does not include any employee benefits earned in the normal course of employment including salaries commissions fees bonuses promotions awards profit sharing or pensions

ON PREMISES

(B)   (1)   Loss of Property resulting directly from

(a)	robbery burglary, misplacement mysterious unexplainable disappearance and damage thereto or destruction thereof or
(b)	theft, false pretenses common law or statutory larceny committed by a person present in an office or on the premises of the Insured.

while the Property is lodged or deposited within offices or premises located anywhere

(2)	Loss of or damage to
(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in or by burglary or robbery of, such office, or attempt thereat or by vandalism or malicious mischief, or
(b)	such office resulting from larceny or theft in or by burglary or robbery of such office or attempt thereat or to the interior of such office by vandalism or malicious mischief provided that

(i)	the Insured is the owner of such furnishings fixtures supplies, equipment or office or is liable for such loss or damage and
(ii)	the loss is not caused by fire

IN TRANSIT

(C)   Loss of Property resulting directly from robbery common-law or statutory larceny theft misplacement mysterious unexplainable disappearance being lost or made away with and damage thereto or destruction thereof while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger) or
(b)	a Transportation Company and being transported in an armored motor vehicle, or
(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following
(i)	records whether recorded in writing or electronically and
(ii)	Certificated Securities issued in registered form and not endorsed or with restrictive endorsements and
(iii)	Negotiable Instruments not payable to bearer or not endorsed or with restrictive endorsements

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent

FORGERY OR ALTERATION

(D)   Loss resulting directly from

(1)   Forgery or alteration of on or in any Negotiable Instrument (except an Evidence of Debt) Acceptance Withdrawal Order receipt for the withdrawal of Property Certificate of Deposit or Letter of Credit

(2)   transferring paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment delivery or receipt of funds or Property which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution

A mechanically reproduced facsimile signature is treated the same as a handwritten signature

SECURITIES

(E)   Loss resulting directly from the Insured having in good faith for its own account or for the account of others

(1)   acquired, sold or delivered or given value extended credit or assumed liability, on the faith of any original

(a)	Certificated Security
(b)	deed mortgage or other instrument conveying title to or creating or discharging a lien upon real property
(c)	Evidence of Debt
(d)	Instruction to a Federal Reserve Bank of the United States or
(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)	bears a signature of any maker drawer issuer endorser assignor, lessee transfer agent registrar acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery or
(ii)	is altered or
(iii)	is lost or stolen

(2)   guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney Guarantee or any items listed in (a) through (c) above

(3)   acquired sold or delivered or given value extended credit or assumed liability on the faith of any item listed in (a) and (b) above which is a Counterfeit

A mechanically reproduced facsimile signature is treated the same as a handwritten signature

COUNTERFEIT CURRENCY

(F)   Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Money of the United States of America Canada or of any other country in which the Insured maintains a branch office

GENERAL AGREEMENTS

NOMINEES

A   Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss be deemed to be loss sustained by the Insured

ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION MERGER OR PURCHASE OF ASSETS – NOTICE

B   If the Insured shall while this bond is in force establish any additional offices, other than by consolidation or merger with or purchase or acquisition of assets or liabilities of another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period

If the Insured shall while this bond is in force consolidate or merge with or purchase or acquire assets or liabilities of another institution the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises or
(b)	has been caused or will be caused by an employee or employees of such institution or

(c)   has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises Employees and other exposures and

Copyright, The Surety Association of America, 1997

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium

CHANGE OF CONTROL – NOTICE

C   When the Insured learns of a change in control it shall give written notice to the Underwriter

As used in this General Agreement control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer

REPRESENTATION OF INSURED

D   The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond

Any misrepresentation, omission concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the recission of this bond

JOINT INSURED

E   If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured

NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED – ELECTION TO DEFEND

F   The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof of any legal proceeding brought to determine the Insureds liability for any loss claim or damage which, if established would constitute a collectible loss under this bond Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter

The Underwriter at its sole option, may elect to conduct the defense of such legal proceeding in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense

If the Underwriter elects to defend the Insured in whole or in part any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured nor a settlement of any legal proceeding by the Insured, shall determine the existence extent or amount of coverage under this bond for loss sustained by the Insured and the Underwriter shall not be liable for any attorneys fees costs and expenses incurred by the Insured

With respect to this General Agreement subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5 the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1 As used in this bond

(a)    Acceptance means a draft which the drawee has by signature written thereon, engaged to honor as presented

(b)   Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it

(c)   Certificated Security means a share participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which is

(1)   represented by an instrument issued in bearer or registered form,

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations

(d)   Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original

(e)   Employee means

(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured,
(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured,
(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises
(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond
(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor (Each such Processor and the partners officers and employees of such Processor shall collectively be deemed to be one Employee for all the purposes of this bond excepting however, the second paragraph of Section 12 A Federal Reserve Bank or clearing house shall not be construed to be a processor) and
(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations

(f)   Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured

(g)   Financial Interest in the Insured of the Insured’s general partner(s) or limited partner(s) committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means

(1)	as respects general partners the value of all right, title and interest of such general partner(s) determined as of the close of business on the date of discovery of loss covered by this bond in the aggregate of
(a)	the “net worth” of the Insured, which for the purposes of this bond shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond (except that credit balances and equities in proprietary accounts of the Insured which shall include capital accounts of partners investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured, and
(b)	the value of all other Money, securities and property belonging to such general partner(s) or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set off against loss covered by this bond provided, however that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

Copyright, The Surety Association of America, 1997

(2)	as respects limited partners the value of such limited partner(s) investment in the Insured

(h)   Forgery means the signing of the name of another person or organization with intent to deceive, it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose

(i)     Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms

(j)   Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered

(k)   Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit

(l)   Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency

(m)   Negotiable Instrument means any writing

(1)	signed by the maker or drawer, and
(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer, and
(3)	is payable on demand or at a definite time, and
(4)	is payable to order or bearer

(h)   Partner means a natural person who

(1)	is a general partner of the Insured, or
(2)	is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured

(o)   Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated

(p)   Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing

(1)	a description of the Issue of which the Uncertificated Security is a part,
(2)	the number of shares or units
(a)	transferred to the registered owner,
(b)	pledged by the registered owner to the registered pledgee,
(c)	released from pledge by the registered pledgee,
(d)	registered in the name of the registered owner on the date of the statement, or
(e)	subject to pledge on the date of the statement,
(3)	the name and address of the registered owner and registered pledgee,
(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims, and
(5)	the date
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered,
(b)	the pledge of the registered pledgee was registered, or
(c)	of the statement, if it is a periodic or annual statement

(q)   Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services

(r)   Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer,
(2)	of a type commonly dealt in on securities exchanges or markets, and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations

(s)   Withdrawal Order means a non-negotiable instrument, other than an Instruction signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein

EXCLUSIONS

Section 2 This bond does not cover

(a)   loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E),

(b)   loss due to riot or civil commotion outside the United States of America and Canada, or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit,

(c)   loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity, provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy,

(d)   loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body,

(e)   loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E),

(f)   loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)   of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations,

(g)   loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a),

(h)   loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property,

(i)   loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A),

(j)   damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A) For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq, as amended,

(k)   loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or
(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A),

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A),

Copyright, The Surety Association of America, 1997

(m)   loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A),

(n)   loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A),

(o)   loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A),

(p)   loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F),

(q)   loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2),

(r)   loss of Property while

(1)	in the mail, or
(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A),

(s)   potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured,

(t)   damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond,

(u)   all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond,

(v)   indirect or consequential loss of any nature,

(w)   loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A),

(x)   loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)   loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only,

(z)   loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized

DISCOVERY

Section 3 This bond applies to loss discovered by the Insured during the Bond Period Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond

LIMIT OF LIABILITY

Section 4

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond

Upon exhaustion of the Aggregate Limit of Liability by such payments

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7 In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee is implicated, or
(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding

NOTICE/PROOF – LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5

(a)    At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)    Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars

(c)    Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith

(d)    Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss

(e)    If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law

(f)     This bond affords coverage only in favor of the Insured No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured

VALUATION

Section 6 Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and given written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage

Copyright, The Surety Association of America, 1997

Books of Account and Other Records

In case of loss of or damage to any books of account or other records used by the Insured in its business the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records

Property other than Money, Securities or Records

In case of loss of or damage to any Property other than Money securities, books of account or other records or damage covered under Insuring Agreement (B)(2) the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2) The Underwriter may, at its election, pay the actual cash value of replace or repair such property Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration

Set-Off

Any loss covered under this bond shall be reduced by a set off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT – SUBROGATION – RECOVERY – COOPERATION

Section 7

(a)   In the event of payment under this bond the Insured shall deliver, if so requested by the Underwriter an assignment of such of the Insured’s rights title and interest and causes of action as it has against any person or entity to the extent of the loss payment

(b)   In the event of payment under this bond the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment

(c)   Recoveries whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly to the Insured in satisfaction of any Deductible Amount Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein

(d)   Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath, and

(2) produce for the Underwriter’s examination all pertinent records and

(3) cooperate with the Underwriter in all matters pertaining to the loss

(e)   The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8 With respect to any loss set forth in sub section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated canceled or allowed to expire the Underwriter, with respect to any loss sustained prior to such termination cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy anything to the contrary in such other bond or policy notwithstanding

OTHER INSURANCE OR INDEMNITY

Section 9 Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved

OWNERSHIP

Section 10 This bond shall apply to loss of Property (1) owned by the Insured (2) held by the Insured in any capacity or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations

DEDUCTIBLE AMOUNT

Section 11 The Underwriter shall be liable hereunder only for the amount by which any single loss as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability

The Insured shall, in the time and in the manner prescribed in this bond give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss

TERMINATION OR CANCELATION

Section 12 This bond terminates as an entirety upon occurrence of any of the following – (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations

This bond terminates as to any Employee or any partner, officer or employee of any Processor – (a) as soon as any Insured or any director or officer is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page

Copyright, The Surety Association of America, 1997

IL CVU N 06 11

ENDORSEMENT NUMBER: 1

THIS NOTICE IS ATTACHED TO AND MADE PART OF YOUR POLICY IN RESPONSE TO THE DISCLOSURE REQUIREMENTS OF THE RELIGIOUS FREEDOM PROTECTION AND CIVIL UNION ACT.

DISCLOSURE PURSUANT TO ENACTMENT OF THE RELIGIOUS FREEDOM PROTECTION AND CIVIL UNION ACT

Effective on June 1, 2011, the Religious Freedom Protection And Civil Union Act amended Illinois law by extending the same legal obligations, responsibilities, protections, and benefits that are afforded to spouses, to the parties of a civil union. A civil union is a legal relationship that is formed between two persons of the same or opposite sex. Civil unions entered into in Illinois, as well as those legally entered into in other jurisdictions, are subject to the new legislation.

With respect to your insurance policy, this means that any terms which describe any type of spousal relationship will now be considered as also applying to the parties of a civil union. If a policy includes coverage for children, no distinction will be made between coverage provided for children of a civil union versus coverage provided for children of any other family structure.

Please be assured that upon passage of the Religious Freedom Protection And Civil Union Act, we immediately modified our policy interpretation procedures to accommodate the new provisions of the Act.

If you have any questions about your coverage, including the information described in this notice, please contact your agent.

IL CVU N 06 11

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	2

COVERAGE TERRITORY RIDER/ENDORSEMENT

Payment of loss under this bond/policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0127 - For use with
Forms 14, 15, 24, 25 and Computer Crime

FB0127	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	3

AMEND COUNTERFEIT CURRENCY

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows: Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted in its entirety and replaced with the following:

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0007 - For use with
Forms 14, 15, 24

FB0007	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	4

AMEND “RICO” EXCLUSION

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1.	EXCLUSIONS, Section 2.(j), is deleted in its entirety and replaced with the following:

“(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in Racketeering Activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.”

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0014 - For use with
Forms 14, 15, 24, 25

FB0014	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	5

AMEND FIDELITY

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1.	Insuring Agreement (A) FIDELITY is deleted in its entirety and replaced with the following:

“(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

The term “Loans,” as used in this Insuring Agreement, shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term “Trading,” as used in this Insuring Agreement, shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.”

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0015 - For use with
Forms 14, 25

FB0015	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	6

ADD COMPUTER SYSTEMS FRAUD

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1.	The following additional Insuring Agreement is added to the bond:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within any Computer System operated or used by the Insured; provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) purportedly sent by a customer, financial institution or automated clearing house.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A.)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B.)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, andPleae

(4)	related communication networks, including the Internet, by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

FB0041	Page 1 of 3

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	6

(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(D)	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(E)	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

(F)	Internet means the worldwide public network of computers, which are commonly referred to as the “internet.”

EXCLUSIONS

(A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;

(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

FB0041	Page 2 of 3

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	6

3.	The exclusion below, found in financial institution bonds forms 14, 24 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED.

FB0041 – For use with
Forms 14, 15, 24, 25

FB0041	Page 3 of 3

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	7

AMEND UNCERTIFICATED SECURITIES

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1.	Item (1) (e) of Insuring Agreement (E), SECURITIES, is hereby deleted in its entirety and replaced with the following:

“(e) Statement of Uncertificated Security of any issuer”

2.	Solely for the purpose of the coverage afforded by this rider, DEFINITIONS, Section 1. (o) is deleted in its entirety and replaced with the following:

“(o) Property means Money, Certificated Securities, Uncertificated Securities of any issuer, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form and tangible items of personal property which are not hereinbefore enumerated.”

3.	Solely for the purpose of the coverage afforded by this rider, EXCLUSIONS, Section 2. (w), is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0087 - For use with
Form 14

FB0087	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	8

ADD CLAIMS EXPENSE

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. The following Insuring Agreement is added to the bond:

“CLAIMS EXPENSE

Reasonable expenses incurred and paid by the Insured, with the prior approval of the Underwriter, in preparing any valid claim for loss under this bond, which loss exceeds the Single Loss Deductible amount shown in Item 4. of the Declarations. The Underwriter’s aggregate liability for all such expenses paid by the Insured in preparing all such claims shall be $2,500 which is part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3. of the Declarations.”

2. Solely with respect to the coverage afforded by this Insuring Agreement, EXCLUSIONS, Section 2.(u) is amended by deleting item (1) thereof in its entirety and replacing it with the following:

“(1) in establishing the existence of or amount of loss covered under this bond, except when covered under the Claims Expense

Insuring Agreement, or”

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0107 - For use with
Forms 14, 15, 24, 25

FB0107	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	9

AMEND NOTICE/DISCOVERY

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1.	General Agreement F, NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND is amended by deleting the first paragraph thereof and replacing it with the following:

The Risk Manager and/or General Counsel of the Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

2.	Section 3, DISCOVERY, is deleted in its entirety and replaced with the following:

This bond applies to loss discovered by the Risk Manager and/or General Counsel of the Insured during the Bond Period. Discovery occurs when the Risk Manager and/or General Counsel of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Risk Manager and/or General Counsel of the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

3.	Section 5, NOTICE/PROOF---LEGAL PROCEEDINGS AGAINST UNDERWRITER is amended by deleting subsection (a) and replacing it with the following:

(a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the Risk Manager and/or General Counsel of the Insured, the Insured shall give the Underwriter notice thereof.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:

Authorized Representative

FB0135 - For use with
Forms 14, 15, 24, 25

FB00135	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	10

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46369 in favor of Destra Capital Investments LLC

It is agreed that:

1.	It is agreed that the following Insuring Agreement is added to the above Bond:

FRAUDULENT TRANSFER INSTRUCTIONS – SOCIAL ENGINEERING

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, a Customer’s Certificated Securities, or an Insured’s account in reliance upon a fraudulent instruction transmitted to the insured via tele facsimile, telephone, or electronic mail; provided, however, that:

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer;

(b)	an Employee acting on instructions of such Customer;

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions;

(d)	a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or an Employee or by an individual acting in collusion with such person; or

(e)	a person purporting to be an employee of a Vendor that has a pre-existing arrangement or written agreement to provide goods or services to the Insured or by an individual acting in collusion with such person; provided, however, that such fraudulent instruction shall not include any such instruction transmitted by an actual employee of a vendor who was acting in collusion with any third party in submitting such instruction;

but which instructions were not actually made by a director, officer, partner, member or sole proprietor or Employee of the Insured or by an employee of a Vendor; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)	For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

FI14-1030	Page 1 of 3

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	10

(6)	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.	As used in this Rider, Customer means a natural person or entity that has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.	As used in this Rider, Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine pre-existing:

(a)	written agreement; or

(b)	other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

4.	It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

5.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement.

(a)	loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code;

(b)	loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured;

(c)	loss as a result of loss of any investment in securities, ownership in any corporation, partnership, real property, or similar instrument (whether or not such investment is genuine);

(d)	loss due to the failure, malfunction, illegitimacy, inappropriateness or inadequacy of any product or service;

(e)	loss as a result of the failure of any party to perform, in whole or in part, under any contract; provided, however, that this exclusion shall not apply to any loss directly or indirectly resulting from the type of fraudulent transfer covered by this Insuring Agreement;

(f)	due to any person or party’s use of or acceptance of any credit, debit or charge card or similar car or instrument (whether or not genuine);

FI14-1030	Page 2 of 3

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	10

(g)	resulting from any gambling, game of chance, lotter or similar game;

(h)	as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or

(i)	as a result of loss of, or damage to, Money or securities while in the mail or in the custody of any carrier for hire, including, but not limited to, any armored motor vehicle company.

6.	Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

7.	For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved, A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

8.	The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

9.	The amount of any single transfer for which verification via a call back will be required is: $2,500

10.	This rider shall become effective as of 12:01 a.m. on 3/31/2019.

FI14-1030	Page 3 of 3

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	11

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46369 in favor of Destra Capital Investments LLC

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Destra Capital Management LLC

Destra Capital Advisors LLC

2	This rider is effective as of 12:01 a.m. on 3/31/2019.

Accepted:

ADDING OR DEDUCTING INSUREDS RIDER

FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT

INSURED CLAUSE OR RIDER,

TO ADD OR DEDUCT JOINT INSUREDS.

REVISED TO JANUARY, 2008

SR 5109b	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	12

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46369 in favor of Destra Capital Investments LLC

It is agreed that:

1.           Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE
DEPOSITORY		LOCATION COVERED

All		All

2.           Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository

3.           The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.           If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.           This rider shall become effective as of 12:01 a.m. on standard time.

CENTRAL HANDLING OF SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS.

14, 24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSII0RIES.

REVISED T0 OCTOBER, 1987

SR 5967e	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	13

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46369 in favor of Destra Capital Investments LLC

It is agreed that:

1.       The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

2.       This rider shall become effective as of 12:01 a.m. on 3/31/2019.

CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO

14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL

ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND

A REQUIRED TO JOIN THE SECURITIES INVESTOR PROTECTION

CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE

SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF

CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH

ASSOCIATION

REVISED TO JUNE, 1990

SR 5969a	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	14

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46369 in favor of Destra Capital Investments LLC

It is agreed that:

1.       The Underwriter will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange is to be notified promptly concerning substantial modification of the attached bond, or the cancelation of the attached bond as an entirety as provided under parts (a) and (b) of Section 12, or as to any Employee or Partner covered thereunder, whether such modification or cancelation be effected by notice from the Insured or the Underwriter. The Underwriter will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such modification or cancelation.

2.       This rider shall become effective when the bond becomes effective.

CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND. STANDARD FORM NO 14

WHEN ISSUED TO MEMBER FIRMS OF THE NEW YORK STOCK EXCHANGE.

TO PROVIDE FOR NOTICE OF SUBSTANTIAL MODIFICATION OR

CANCELATFON TO SUCH EXCHANGE

REVISED TO FEBRUARY. 1995

SR 5769c	1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
3/31/2019	Destra Capital Investments LLC	64-MGU-19-A46369	15

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46369 in favor of Destra Capital Investments LLC

It is agreed that:

1.	The attached bond is amended by deleting subsection (aa) of Section 2, Exclusions and by replacing it with the following:

“loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer’s personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the insured or held by the insured in any capacity including concurrently with another person.”

2.	The following Section is added to the Conditions and Limitations of this bond:

“As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the insured’s care, custody or control.”

3.	This rider shall become effective as of 12:01 a.m. on 3/31/2019.

AMEND EXCLUSIONS

FOR USE WITH THE FINANCIAL INSTITUTION BOND

STANDARD FORM NO. 14

ADOPTED JULY 2013

SR 6318	Copyright The Surety & Fidelity Association of America, 2013	Page 1 of 1

POLICY NUMBER: 64-MGU-19-A46370	FINANCIAL INSTITUTIONS Fl DS 09 01 10

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES DECLARATIONS

In Return For The Payment Of The Premium, And In Reliance Upon All Statements Made And Information Furnished To Us By You In Applying For This Policy, And Subject To All The Terms And Conditions Of This Policy, We Agree With You To Provide The Insurance As Stated In This Policy.

Company Name:		U.S. Specialty Insurance Company
Producer Name:		Hays Companies of Minnesota
Named Insured:		Destra Investment
Mailing Address:		444 W Lake Street, Suite 1700 Chicago, IL 60606
Policy Period
From:	3/31/2019
To:	3/31/2020	12:01 AM at the Insured’s mailing address shown above

Insuring Agreement(s)	Limit Of Insurance	Deductible Amount

Fidelity	$600,000	$5,000
On Premises	$600,000	$5,000
In Transit	$600,000	$5,000
Forged or Altered Instruments	$600,000	$5,000
Forged, Altered or Counterfeit Securities	$600,000	$5,000
Counterfeit Money	$600,000	$5,000
Computer Fraud	$600,000	$5,000
Voice Initiated Transfer Fraud	$600,000	$5,000
Telefacsimile Transfer Fraud	$600,000	$5,000
Uncollectible Items of Deposit	$600,000	$5,000
Audit and Claim Expense	$50,000	$1,000

Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or “Not Covered” is inserted, such Insuring Agreement and any other reference thereto in this policy is deleted.

Fl DS 09 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 2

Percentage Of Loss Deductible Amount Over Which Losses Must Be Reported:	100%
Insuring Agreement 8.Voice Initiated Transfer Fraud The verification callback amount is: $5,000,000
Insuring Agreement 9. Telefacsimile Transfer Fraud The verification callback amount is: $5,000,000
Endorsement(s) Forming Part Of This Policy When Issued:
IL CVU N 06 11 FI 20 13 01 10 FI 2015 0110 FI 10 11 01 10 FI 10 01 01 10

Countersignature Of Authorized Representative

Name:	Thomas Pettit

Title:	Authorized Representative

Signature:

Date:	May 3, 2019

Fl DS 09 01 10	© Insurance Services Office, Inc., 2009	Page 2 of 2

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

●	Foreign agents;

●	Front organizations;

●	Terrorists;

●	Terrorist organizations; and

●	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

FINANCIAL INSTITUTIONS

FI 00 15 01 10

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

Various provisions in this policy restrict coverage. Read the entire policy carefully to determine rights, duties and what is or is not covered.

Throughout this policy the words “you” and “your” refer to the Named Insured shown in the Declarations. The words “we”, “us” and “our” refer to the Company providing this insurance.

Other words and phrases that appear in quotation marks have special meaning. Refer to Section F. Definitions.

A.	Insuring Agreements

Coverage is provided under the following Insuring Agreements for which a Limit of Insurance is shown in the Declarations and applies to loss that you sustain resulting directly from an “occurrence” taking place at any time which is “discovered” by a “designated person” during the Policy Period shown in the Declarations.

1.	Fidelity

a.	We will pay for loss resulting directly from dishonest or fraudulent acts committed by an “employee” acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the “employee” with the specific intent to:

(1)	Cause you to sustain such loss; and

(2)	Obtain an improper financial benefit for the “employee” or another person or entity.

b.	We will pay for loss or damage resulting directly from vandalism or malicious mischief caused by an “employee” when such vandalism or malicious mischief results in loss of or damage to “electronic data”, books of account or other written or electronic records or “computer programs”.

c.	As used throughout this Insuring Agreement:

(1)	Dishonest or fraudulent acts shall include “larceny or embezzlement”.

(2)	Improper financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments.

2.	On Premises

a.	We will pay for loss of “property” (except for tangible items of business personal property as set forth in Property Definition, Paragraph 30.c.) resulting directly from robbery, burglary, theft, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from your possession, custody or control, while the “property” is lodged or deposited within offices or premises located anywhere.

b.	With regard to Paragraph 2.a., premises of depositories shall be deemed to be your premises, but only to the extent of your interest in “certificated securities” held by the depository.

c.	We will pay for:

(1)	Loss of or damage to tangible items of business personal property as set forth in Property Definition 30.c. within your offices or premises; or

(2)	Loss from damage to the interior or exterior of your offices or premises;

resulting directly from an actual or attempted robbery, burglary, theft, common-law or statutory larceny, provided with regard to Paragraphs 2.c.(1) and 2.c.(2):

(a)	You are:

(i)	The owner of such tangible items of business personal property;

(ii)	The owner of the offices or premises; or

(iii)	Liable for such loss or damage; and

(b)	The loss or damage is not caused by fire.

Fl 00 15 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 19	☐

3.	In Transit

a.	We will pay for loss of “property” (except for tangible items of business personal property as set forth in Property Definition, Paragraph 30.c.) resulting directly from robbery, theft, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, while the “property” is in transit anywhere in the custody of:

(1)	A natural person acting as your messenger (or another natural person acting as a messenger or custodian during an emergency arising from the incapacity of the original messenger);

(2)	A “transportation company” and being transported in an armored motor vehicle; or

(3)	A “transportation company” and being transported in a conveyance other than an armored motor vehicle, provided that “property” transported in such manner is limited to the following:

(a)	Records, whether recorded in writing or electronically;

(b)	“Certificated securities” issued in registered form and not endorsed, or with restrictive endorsements; and

(c)	“Negotiable instruments” not payable to bearer, or not endorsed or with restrictive endorsements.

b.	Coverage under this Insuring Agreement begins immediately upon the receipt of such “property” by the natural person or “transportation company” and ends immediately upon delivery to the designated recipient or its agent.

4.	Forged Or Altered Instruments

a.	We will pay for loss resulting directly from “forgery” or alteration of any:

(1)	Bill of exchange;

(2)	Check or draft;

(3)	“Acceptance”;

(4)	“Certificate of deposit”;

(5)	Promissory note;

(6)	Due bill;

(7)	Money order;

(8)	Stock warrant;

(9)	Order upon public treasuries;

(10)	“Letter of credit”; or

(11)	Other written promise, order or direction to pay sums certain in “money”.

b.	We will pay for loss resulting directly from transferring, paying or delivering “funds” or “property” or establishing credit or giving value in reliance upon any written instruction, advice or application directed to you authorizing or acknowledging the transfer, payment, delivery or receipt of “funds” or “property”, which instruction, advice or application purports to have been signed or endorsed by any “customer” to shares of an “investment company”, or by any financial institution, but which instruction, advice or application either bears a signature which is a “forgery” or has been altered without the knowledge and consent of such “customer” or financial institution.

5.	Forged, Altered Or Counterfeit Securities

a.	We will pay for loss resulting directly from your having, in good faith, for your own account or for the account of others:

(1)	Acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance upon any original “security, document or other written record” which:

(a)	Bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a “forgery”;

(b)	Is altered;

(c)	Is lost or stolen; or

(d)	Is “counterfeit”.

(2)	Guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, “guarantee”, endorsement or other obligation upon or in connection with any “security, document or other written record”.

b.	Actual physical possession of such “security, document or other written record” by you or other authorized representative is a condition precedent to your having relied on the validity of such items.

6.	Counterfeit Money

We will pay for loss resulting directly from your having, in good faith, accepted any “counterfeit money” of any country.

Page 2 of 19	© Insurance Services Office, Inc., 2009	Fl 00 15 01 10	☐

7.	Computer Fraud

a.	We will pay for loss resulting directly from a fraudulent:

(1)	Entry of “electronic data” or “computer program” into; or

(2)	Change of “electronic data” or “computer program” within;

any “computer system” owned, leased or operated by you or your contracted electronic data processing firm, provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs 7.a.(1) and 7.a.(2):

(a)	“Property” to be transferred, paid or delivered;

(b)	An account of yours, or of a “customer”, to be added, deleted, debited or credited; or

(c)	An unauthorized account or a fictitious account to be debited or credited.

b.	As used throughout this Insuring Agreement, fraudulent entry or fraudulent change of “electronic data” or “computer program” shall include such entry or change made by an “employee” acting, in good faith, upon a fraudulent instruction:

(1)	From a computer software contractor who has a written agreement with you to design, implement or service “computer programs” for a “computer system” covered under this Insuring Agreement; or

(2)	Transmitted by “tested” telex or similar means of “tested” communication (except a “telefacsimile device”) purportedly sent by a “customer”, financial institution or automated clearinghouse.

8.	Voice Initiated Transfer Fraud

a.	We will pay for loss resulting directly from you having, in good faith, transferred or delivered “funds”, “certificated securities” or “uncertificated securities” from a “voice initiated transfer customer’s” account in reliance upon a fraudulent voice instruction transmitted by telephone purporting to have been made by:

(1)	A “voice initiated transfer customer”;

(2)	A person authorized by your “voice initiated transfer customer” to instruct you to make such transfers; or

(3)	An “employee” who was authorized by you to instruct other “employees” to transfer or deliver “funds”, “certificated securities” or “uncertificated securities”;

and was received by an “employee” specifically designated to receive and act upon such voice instructions, but the voice instruction was in fact not from a person described in Paragraph 8.a.(1), 8.a.(2) or 8.a.(3).

b.	The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

9.	Telefacsimile Transfer Fraud

a.	We will pay for loss resulting directly from your having, in good faith, transferred or delivered “funds”, “certificated securities” or “uncertificated securities” from a “telefacsimile transfer customer’s” account in reliance upon a “tested” telefacsimile instruction received through a “telefacsimile device” or “computer system” purporting to have been sent by:

(1)	A “telefacsimile transfer customer”;

(2)	Another financial institution; or

(3)	Another of your offices;

and which contains the name and signature of a person authorized to initiate such transfers, but which in fact proves to have been fraudulently sent without the knowledge and authorization of the “telefacsimile transfer customer” or entity whose identification it bears.

b.	The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

10.	Uncollectible Items Of Deposit

a.	We will pay for loss resulting directly from your having credited a “customer’s” account on the faith of any “items of deposit” which prove to be uncollectible, provided the crediting of such account causes:

(1)	Dividends to be paid;

(2)	Shares to be issued; or

Fl 00 15 01 10	© Insurance Services Office, Inc., 2009	Page 3 of 19	☐

(3)	Redemptions or withdrawals to be made;

from an account of an “investment company”.

b.	The following condition is precedent to coverage under this Insuring Agreement:

After processing “items of deposit” for collection, you must wait the minimum number of days shown in the Declarations before paying any dividends, issuing any shares or permitting any redemptions or withdrawals with regard to such “items of deposit”.

c.	“Items of deposit” shall not be deemed uncollectible until after your collection procedures have failed.

11.	Audit And Claims Expense

a.	We will pay for reasonable expenses incurred by you with our prior written consent:

(1)	For that part of the cost of audits or examinations conducted by independent accountants or auditors to determine the amount of loss that you sustained through dishonest or fraudulent acts committed by an “employee” that are covered under Insuring Agreement 1.; and

(2)	That are directly related to the preparation of a proof of loss in support of a claim covered under Insuring Agreement 1.

b.	Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under Insuring Agreement 1.

c.	We shall have no liability to pay any such expenses under this Insuring Agreement, if the amount of the covered loss under Insuring Agreement 1. does not exceed the Deductible Amount applicable to that Insuring Agreement.

B.	Limit Of Insurance

1.	The most we will pay for all loss (exclusive of court costs and attorneys’ fees paid by us as provided under Condition 8.c.) resulting directly from an “occurrence” is the applicable Limit of Insurance shown in the Declarations.

2.	If any loss is covered under more than one Insuring Agreement or Coverage, the most we will pay for such loss shall not exceed the largest amount available under any one of those Insuring Agreements or Coverages.

However, Paragraph B.2. shall not apply to expenses covered under Insuring Agreement 11.

C.	Deductible

1.	We will not pay for loss resulting directly from an “occurrence” unless the amount of loss exceeds the applicable Deductible Amount shown in the Declarations. We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance.

2.	The Deductible Amount applicable to Insuring Agreement 1. shall not apply to loss covered under Insuring Agreement 1.a. which is sustained by an “investment company”.

D.	Exclusions

This policy does not cover:

1.	Loss resulting directly or indirectly from the dispersal or application of pathogenic or poisonous biological or chemical materials, nuclear reaction, nuclear radiation or radioactive contamination, or any related act or incident.

2.	Loss or damage caused by or resulting from pollution. Pollution means the discharge, dispersal, seepage, migration, release or escape of any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes materials to be recycled, reconditioned or reclaimed.

3.	Potential income, including but not limited to interest and dividends, not realized by you or your “customer”.

4.	Damages of any type for which you are legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy.

5.	Indirect or consequential loss of any nature.

6.	Loss resulting from any violation by you or by any “employee”:

a.	Of law regulating:

(1)	The issuance, purchase or sale of securities;

(2)	Securities transactions upon security exchanges or markets;

(3)	Commodity transactions upon commodity exchanges or markets; or

(4)	Investment companies or investment advisers; or

b.	Of any rule or regulation made pursuant to any such law;

unless it is established by you that the act or acts which caused the loss were dishonest or fraudulent and would have caused a covered loss to you in a similar amount in the absence of such laws, rules or regulations.

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7.	Loss or damage resulting directly or indirectly from:

a.	War, including undeclared or civil war;

b.	Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority using military personnel or other agents;

c.	Insurrection, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these; or

d.	Riot or civil commotion outside the United States of America (including its territories and possessions), Puerto Rico and Canada;

unless such loss or damage occurs to “property” while in transit in the circumstances recited in Insuring Agreement 3., and unless, when such transit was initiated, there was no knowledge of such action as enumerated in Paragraphs 7.a. through 7.d. on the part of any person acting for you in initiating such transit.

8.	All fees, costs and expenses incurred by you in establishing the existence or amount of loss covered under this policy, except when covered under Insuring Agreement 11.

9.	Loss:

a.	Resulting directly or indirectly from the disclosure of confidential information held by you including, but not limited to, patents, trade secrets, customer lists, financial information, personal information or credit card information;

b.	Resulting directly or indirectly from the use of confidential information of another person or entity which is held by you including, but not limited to, financial information, personal information or credit card information, unless the use of such confidential information results in a loss covered under Insuring Agreement 1., 7., 8. or 9.;

c.	Of or damage to confidential information, except loss of or damage to “electronic data”, books of account or other written or electronic records or “computer programs” when covered under Insuring Agreement 1.b.

10.	Loss due to liability imposed upon you as a result of the unlawful disclosure of nonpublic material information by you or by any “employee”, or as a result of any “employee” acting upon such information, whether authorized or unauthorized.

11.	Loss resulting directly or indirectly from any acts of any of your directors or trustees, except when covered under Insuring Agreement 1.

12.	Loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards:

a.	In obtaining credit or funds;

b.	In gaining access to any automated teller machine; or

c.	In gaining access to point of sale terminals, customer-bank communication terminals or similar electronic terminals of electronic funds transfer systems;

whether such cards were issued, or purport to have been issued, by you or by anyone else, except when covered under Insuring Agreement 1.

13.	Loss involving “items of deposit” which are not finally paid for any reason including, but not limited to, “forgery” or any other fraud, except when covered under Insuring Agreement 1. or 10.

14.	Damages resulting from any civil, criminal or other legal proceeding in which you are alleged to have engaged in racketeering activity, unless it is established by you that the act or acts giving rise to such damages were committed by an “employee” under circumstances which result directly in a loss to you covered under Insuring Agreement 1. For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended.

15.	Loss resulting directly or indirectly from payments made or withdrawals from a “customer’s” account involving erroneous credits to such account, except when covered under Insuring Agreement 1.

16.	Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, upon your demand, your “funds” or “property” held by it in any capacity, except when covered under Insuring Agreement 1. or 2.a.

17.	Loss through the surrender of property:

a.	Away from any of your offices or premises as a result of any kidnap or extortion threat, except loss of “property” in transit in the custody of any person acting as your messenger, provided that when such transit was initiated you had no knowledge of any such kidnap or extortion threat;

Fl 00 15 01 10	© Insurance Services Office, Inc., 2009	Page 5 of 19	☐

b.	Inside your offices or premises, unless first brought inside the offices or premises after receipt of the ransom or extortion demand for the purpose of paying such demand; or

c.	Outside your offices or premises as a result of a threat to do bodily harm to a person in possession of such property, other than a messenger;

except when covered under Insuring Agreement 1.

18.	Loss caused by any “employee”, except:

a.	When covered under Insuring Agreement 1.; or

b.	When covered under Insuring Agreement 2. or 3. and resulting directly from misplacement, mysterious unexplainable disappearance or unintentional damage to or unintentional destruction of “property”.

However, all loss or damage resulting directly or indirectly from vandalism or malicious mischief caused by an “employee” is excluded, except when covered under Insuring Agreement 1.b.

19.	Loss of property while:

a.	In the mail; or

b.	In the custody of any “transportation company”, unless covered under Insuring Agreement 3.;

except when covered under Insuring Agreement 1.

20.	Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement 1., 4., 5. or 6.

21.	Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any “loan” or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or “evidences of debt”, whether such “loan”, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement 1., 4., 5. or 10.

22.	Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement 1., 5. or 6. However, this exclusion shall not apply to loss involving the fraudulent reproduction of a handwritten signature covered under Insuring Agreement 4.

23.	Loss resulting directly or indirectly from any email instruction, except when covered under Insuring Agreement 1. or 7.

24.	Loss resulting directly or indirectly from the fraudulent use of a computer to transfer “property”, except when covered under Insuring Agreement 1. or 7.

25.	Loss resulting directly or indirectly from the introduction of a virus or other malicious instruction into your “computer system” which is designed to damage, destroy or corrupt data or “computer programs” stored within your “computer system”, except when covered under Insuring Agreement 1. or 7.

26.	Loss resulting directly or indirectly from entry or change of “electronic data” or “computer programs” in a “computer system”, except when covered under Insuring Agreement 1. or 7.

27.	Loss resulting directly or indirectly from the preparation or modification of “computer programs”, except when covered under Insuring Agreement 1. or 7.

28.	Loss resulting directly or indirectly from any voice instruction, except when covered under Insuring Agreement 1., 7. or 8.

29.	Loss resulting directly or indirectly from any telefacsimile instruction, except when covered under Insuring Agreement 1. or 9.

30.	Loss under Insuring Agreement 7. resulting directly or indirectly from any negotiable instrument, security, document or other written instrument which bears a forged signature, or is counterfeit, altered or otherwise fraudulent and which is used as source documentation in the preparation of “electronic data” entered into a data terminal.

31.	Loss under Insuring Agreement 7. resulting directly or indirectly from:

a.	Mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a “computer system”;

b.	Failure, malfunction or breakdown of electronic data processing media; or

c.	Error or omission in programming or processing.

32.	Loss under Insuring Agreement 7. resulting directly or indirectly from the input of “electronic data” into a “computer system” terminal device either on the premises of a “customer” or under the control of such “customer” by a person who had authorized access to the “customer’s” authentication mechanism.

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33.	Loss under Insuring Agreement 7., 8. or 9. resulting directly or indirectly from your assumption of liability under any contract, unless the liability arises from an otherwise covered loss and would be imposed on you regardless of the existence of the contract.

34.	Loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments.

35.	Loss under Insuring Agreement 4. or 5. resulting directly or indirectly from your having accepted or otherwise acted upon an electronic signature or electronic record. For the purposes of this exclusion, electronic signature and electronic record have the meanings prescribed in the Electronic Signatures in Global and National Commerce Act of 2000 and the Uniform Electronic Transactions Act and any amendments thereto.

36.	Loss caused by an “employee” if the “employee” had also committed any dishonest or fraudulent act prior to the effective date of this policy and a “designated person”, not in collusion with the “employee”, learned of that dishonest or fraudulent act prior to the effective date of this policy.

37.	Loss resulting directly or indirectly from any dishonest or fraudulent act committed by any non-“employee” who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character.

E.	Conditions

1.	Cooperation

You must cooperate with us in all matters pertaining to this policy as stated in its terms and conditions.

2.	Representations

a.	You represent that all information and statements contained in the application for this policy are true, accurate and complete. All such information and statements are the basis for our issuing this policy and shall be considered as incorporated into and constitute a part of this policy.

b.	Any intentional:

(1)	Misrepresentation;

(2)	Omission;

(3)	Concealment; or

(4)	Misstatement of a material fact;

in the application or otherwise, shall be grounds for the rescission of this policy.

3.	Ownership

The “property” covered under this policy is limited to “property”:

a.	That you own or lease;

b.	That is held by you in any capacity; or

c.	For which you are legally liable, provided you were liable for the “property” prior to the time that the covered loss was sustained.

However, this policy is for your benefit only. It provides no rights or benefits to any other person or organization. Any claim for loss covered under this policy must be presented by you.

4.	Additional Offices, Premises Or Employees

If, while this policy is in force, you establish any additional offices or premises or hire additional “employees”, other than through consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices, premises or “employees” shall automatically be covered under this policy. Notice to us of an increase in the number of offices, premises or “employees” is not required and no additional premium will be charged for the remainder of the Policy Period.

5.	Consolidation – Merger Or Acquisition

a.	Except as provided in Paragraph 5.b., if you consolidate or merge with, or purchase or acquire the assets or liabilities of another institution:

(1)	You shall notify us in writing as soon as practicable and obtain our written consent to extend the coverage provided by this policy to such consolidated or merged institution or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2)	For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this policy shall apply to such consolidated or merged institution or such purchased or acquired assets or liabilities, provided that all “occurrences” causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities, must take place after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

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b.	For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, coverage under this policy shall automatically become effective on the date of such acquisition with no additional premium required, provided:

(1)	All “occurrences” causing or contributing to a loss involving the acquired institution must take place after the effective date of such acquisition; and

(2)	The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy.

6.	Joint Insured

a.	If more than one Insured is named in the Declarations, the first Named Insured shall act for itself and for every other Insured for all purposes of this policy.

b.	We will provide each “investment company” named in the Declarations with a copy of:

(1)	This policy and any amendments;

(2)	Any formal filing of a claim by another Insured; and

(3)	The terms of the settlement of each such claim before the execution of such settlement.

c.	Knowledge possessed or “discovery” made by a “designated person” of any Insured shall constitute knowledge or “discovery” by all Insureds for all purposes of this policy.

d.	An “employee” of any Insured is considered to be an “employee” of every Insured.

e.	We will not pay more for loss or losses sustained by more than one Insured than the amount we would pay if all such loss or losses had been sustained by one Insured.

f.	Payment by us to the first Named Insured for loss sustained by any Insured, or payment by us to any “employee benefit plan” for loss sustained by that Plan, shall fully release us on account of such loss.

7.	Change In Control Or Ownership – Notice To Us

a.	When you learn of a change in control, you shall notify us in writing as soon as practicable, but not to exceed 60 days from the date of such change in control setting forth:

(1)	The names of the transferors and transferees (or the names of the beneficial owners if the voting stock or voting rights are registered in another name);

(2)	The total number of voting stock owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and

(3)	The total number of outstanding voting stock.

b.	As used in this Condition, control is given the meaning set forth in the definition of Control found in the Investment Company Act of 1940.

c.	Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of such change in control or ownership.

8.	Notice To Us Of Legal Proceedings Against You – Our Election To Defend

a.	You shall notify us at the earliest practicable moment, not to exceed 30 days after you receive notice of any legal proceeding brought to determine your liability for any loss, claim or damage which, if established, would constitute a collectible loss under this policy. Concurrently, you shall furnish copies of all pleadings and pertinent papers to us.

b.	We may, at our sole option, elect to conduct the defense of such legal proceeding, in whole or in part. If we so elect, the defense by us shall be in your name through attorneys selected by us. You shall provide all reasonable information and assistance required by us for such defense.

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c.	If we elect not to conduct the defense of such legal proceeding, we will indemnify you for court costs and reasonable attorneys’ fees incurred and paid by you in defense of such legal proceeding. Our payment of such court costs and reasonable attorneys’ fees will be in addition to any payment we make for loss covered under this policy.

However, with regard to Insuring Agreement 1., our payment of court costs and reasonable attorneys’ fees shall only apply in the event that:

(1)	An “employee” admits to having committed, or is adjudicated to have committed, a dishonest or fraudulent act; or

(2)	In the absence of such an admission or adjudication, an arbitrator or panel of arbitrators acceptable to both you and us, concludes that an “employee” would be found guilty of having committed a dishonest or fraudulent act;

that would be covered under Insuring Agreement 1.

d.	For a demand that exceeds the applicable Deductible Amount shown in the Declarations, the amount we will pay for court costs and reasonable attorneys’ fees (CC&AF) in any legal proceeding as provided in Paragraph 8.c. is limited as follows:

(1)	Determine the percentage representing the dollar amount of the demand that could be covered if the allegations were true:

(Total Demand - Not Covered Demand) ÷ Total Demand = X%

(2)	Multiply the percentage determined in Paragraph (1) by the total amount of CC&AF incurred by the Insured to produce the adjusted amount of CC&AF (Adj. CC&AF).

X% x Total CC&AF = Adj. CC&AF

(3)	If the amount of the covered demand i.e., (Total Demand - Not Covered Demand) exceeds the Deductible Amount, if any, and is less than or equal to the Limit of Insurance of the applicable Insuring Agreement, then our liability for payment of court costs and reasonable attorneys’ fees is calculated as follows:

(Covered Demand - Deductible) ÷ Covered Demand x Adj. CC&AF = Payment

(4)	If the amount of the covered demand (Total Demand - Not Covered Demand) exceeds the Limit of Insurance of the applicable Insuring Agreement plus the Deductible Amount, then our liability for payment of court costs and reasonable attorneys’ fees is calculated as follows:

Limit Of Insurance ÷ Covered Demand x Adj. CC&AF = Payment

But in no event shall we be liable for the payment of court costs and reasonable attorneys’ fees that exceed the amount demanded in any such legal proceeding.

e.	If you do not give the notices required in Condition 9.a.(1) and also in Paragraph 8.a., or if we elect not to defend any causes of action, neither a judgment against you, nor a settlement of any legal proceeding by you, shall determine the existence, extent or amount of coverage under this policy for loss sustained by you.

f.	With regard to this condition, Paragraphs a.(5) and b. of Condition 9. apply upon the entry of such judgment or the occurrence of such settlement instead of upon “discovery” of loss. In addition, you must notify us within 30 days after such judgment is entered against you or after you settle such legal proceeding and, subject to Condition 9.c., you may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

9.	Notice To Us – Proof – Legal Proceedings Against Us

a.	Upon “discovery”, you shall:

(1)	Notify us at the earliest practicable moment, not to exceed 60 days. However, we will waive such notice if the amount of loss, in your best estimation, does not exceed the percentage of the Deductible Amount over which losses must be reported as shown in the Declarations. If, however, you later determine that such loss does in fact exceed this percentage, then you shall notify us at the earliest practicable moment, not to exceed 15 days from the date such determination was made.

(2)	Submit to examination under oath at our request and give us a signed statement of your answers.

(3)	Produce for our examination all pertinent records.

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(4)	Cooperate with us in the investigation and settlement of any claim.

(5)	Within six months:

(a)	From the date of “discovery”; or

(b)	From the date you determined that the loss exceeded the percentage of the Deductible Amount over which losses must be reported as provided in Paragraph 9.a.(1);

furnish to us proof of loss, duly sworn to, with full particulars. In addition, with regard to Paragraphs 9.a.(5)(a) and 9.a.(5)(b):

(i)	“Certificated securities” listed in a proof of loss shall be identified by certificate or bond number if such securities were issued therewith.

(ii)	Proof of loss involving voice initiated transfers covered under Insuring Agreement 8. shall include verification of the callback, as required in Paragraph 8.b. of the Insuring Agreement.

(iii)	Proof of loss involving telefacsimile transfers covered under Insuring Agreement 9. shall include a copy of the instruction received through the “telefacsimile device” or “computer system”.

b.	Legal proceedings for the recovery of any loss under this policy shall not be brought after the expiration of 24 months from the date of “discovery” of such loss.

c.	If any limitation in this Condition is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

d.	This policy affords coverage only in your favor. No suit, action or legal proceeding shall be brought under this policy by anyone other than you.

10.	Assignment – Subrogation – Recovery

a.	In the event of payment under this policy, you shall deliver, if so requested by us, an assignment of your rights, title and interest and causes of action as you have against any person or entity to the extent of the loss payment.

b.	In the event of payment under this policy, we shall be subrogated to all of your rights of recovery against any person or entity to the extent of such payment.

c.	Recoveries, whether effected before or after any payment under this policy, whether made by us or by you, shall be applied net of the expense of such recovery:

(1)	First, to you in satisfaction of your covered loss in excess of the amount paid under this policy;

(2)	Second, to us in satisfaction of amounts paid in settlement of your claim;

(3)	Third, to you in satisfaction of any Deductible Amount; and

(4)	Fourth, to you in satisfaction of any loss not covered under this policy.

d.	Recovery on account of loss of securities as set forth in Condition 21.b. or recovery from reinsurance and/or indemnity by us shall not be deemed to be a recovery as used herein.

e.	This policy does not afford coverage in favor of any depository. When we indemnify you for a loss covered under this policy, you shall assign the rights and causes of action to the extent of the claim payment against the depository, or any other entity or person against whom it has a cause of action, to us.

If the rules of the depository provide that you shall be assessed for a portion of the judgment (or agreed settlement) taken by us based upon the assignment set forth above and you actually pay such assessment, then we will reimburse you for the amount of the assessment but not exceeding the amount of the loss payment made by us.

11.	Transfer Of Your Rights And Duties Under This Policy

Your rights and duties under this policy may not be transferred without our written consent.

12.	Changes

This policy contains all the agreements between you and us concerning the insurance afforded. The first Named Insured shown in the Declarations is authorized to make changes in the terms of this policy with our consent. This policy’s terms can be amended or waived only by endorsement issued by us and made a part of this policy.

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a.	If the first Named Insured “investment company” is the sole Insured, no change to this policy which would adversely affect the rights of the “investment company” shall become effective until after advance written notice of such change has been mailed or delivered by the acting party to the Securities and Exchange Commission, Washington, D.C., at least 60 days before the effective date of such change.

b.	If more than one Insured is named in the Declarations, no change to this policy which would adversely affect the rights of any “investment company” shall become effective until after advance written notice of such change has been mailed or delivered by us to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., at least 60 days before the effective date of such change.

13.	Records

You must keep records of all “property” covered under this policy so we can verify the amount of any loss.

14.	Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this policy at any time during the Policy Period and up to three years afterward.

15.	Inspections And Surveys

a.	We have the right to:

(1)	Make inspections and surveys at any time;

(2)	Give you reports on the conditions we find; and

(3)	Recommend changes.

b.	We are not obligated to make any inspections, surveys, reports or recommendations and any such actions we do undertake relate only to insurability and the premiums to be charged. We do not make safety inspections. We do not undertake to perform the duty of any person or organization to provide for the health or safety of any workers or the public. And we do not warrant that conditions:

(1)	Are safe or healthful; or

(2)	Comply with laws, regulations, codes or standards.

c.	Paragraphs 15.a. and 15.b. apply not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

16.	Liberalization

If we adopt any revision that would broaden the coverage under this policy without additional premium within 45 days prior to or during the Policy Period, the broadened coverage will immediately apply to this policy.

17.	Premiums

The first Named Insured shown in the Declarations:

a.	Is responsible for the payment of all premiums; and

b.	Will be the payee for any return premiums we pay.

18.	Nominees

Loss sustained by any nominee organized by you for the purpose of handling certain of your business transactions and composed exclusively of “employees” shall, for all the purposes of this policy and whether or not any partner or member of such nominee is implicated in such loss, be deemed to be a loss sustained by you.

19.	Employee Benefit Plans

The “employee benefit plans” (Plans) shown in the Declarations that are subject to the Employee Retirement Income Security Act of 1974 (ERISA) are included as Insureds under Insuring Agreement 1., subject to the following:

a.	You are responsible for selecting a Limit of Insurance for Insuring Agreement 1. that is sufficient to provide a limit of insurance for each Plan that is at least equal to that required under ERISA as if each Plan were separately insured.

b.	Any payment we make for loss sustained by any Plan will be made directly to the Plan.

c.	We will not apply the Deductible Amount applicable to Insuring Agreement 1. to loss sustained by any Plan up to the amount of coverage required under ERISA for that Plan at the time the loss is “discovered”. However, we will apply the Deductible Amount to that part of any loss which exceeds the amount of coverage required for such Plan.

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d.	If two or more Plans are insured under this policy, any payment we make for loss:

(1)	Sustained by two or more Plans; or

(2)	Of commingled “property” of two or more Plans;

resulting directly from an “occurrence”, will be made to each Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each Plan bears to the total of those limits.

e.	We will pay for loss sustained under any Plan prior to the effective date of termination or cancellation of this policy or of any Plan, which is “discovered” by a “designated person” no later than one year from the date of that termination or cancellation.

20.	Other Insurance Or Indemnity

Coverage afforded under this policy shall apply only as excess over any valid and collectible insurance or indemnity obtained by:

a.	You;

b.	A “transportation company”; or

c.	Another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the “property” involved.

21.	Valuation – Settlement

The value of any loss for purposes of coverage under this policy shall be the net loss to you after crediting any receipts, payments or recoveries, however denominated, received by you in connection with the transaction giving rise to the loss.

Any interest or fees received by you in connection with a “loan” or any commissions or other amounts received by you in connection with a trade shall be deemed to be credits.

a.	Money

Loss of “money”, or loss payable in “money”, will be paid, at your option:

(1)	In the “money” of the country in which the loss was sustained; or

(2)	In the United States of America dollar equivalent determined by the rate of exchange published in The Wall Street Journal on the day the loss was “discovered”.

b.	Securities

(1)	We will settle in kind our liability under this policy on account of loss of securities or, at your option, will pay you the cost of replacing such securities, determined by the market value of such securities at the close of business on the day the loss was “discovered”. However, if prior to such settlement you shall be compelled by the demands of a third party or by market rules to purchase replacement securities, and you give written notification of this to us, the cost incurred by you shall be taken as the value of those securities.

In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding their expiration.

(2)	If the applicable coverage of this policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify you in full for the loss of securities for which claim is made under this policy, our liability under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the limit of such applicable coverage.

c.	Electronic Data And Other Written And Electronic Records

In case of loss of or damage to:

(1)	Books of account or other written records used by you in your business, we will pay for, upon our written consent, reasonable costs to reproduce such books of account or written records, provided they are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by you in order to reproduce such books of account or other written records.

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(2)	“Electronic data” or other electronic records, upon our written consent, we will pay for reasonable costs to replace or restore such “electronic data” or electronic records, including the cost of data entry and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your “electronic data” or electronic records. To the extent that any “electronic data” or electronic records cannot be restored, we will pay the cost to replace the media on which the “electronic data” or electronic records were stored with blank media of substantially identical type.

d.	Computer Programs

In case of loss of or damage to “computer programs”, upon our written consent, we will pay for reasonable costs to replace or restore such “computer programs”, including reprogramming and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your “computer programs”.

e.	Other Property Not Specified Above

(1)	In case of loss of or damage to any “property” not specified in Paragraphs 21.a. through 21.d., we will pay the replacement cost of such “property” without deduction for depreciation. However, we will not pay more than the least of the following:

(a)	The Limit of Insurance applicable to the lost or damaged “property”;

(b)	The cost to replace the lost or damaged “property” with “property” of comparable material and quality and used for the same purpose; or

(c)	The amount you actually spend that is necessary to repair or replace the lost or damaged “property”.

(2)	We will not pay on a replacement cost basis for any loss of or damage to “property” covered in Paragraph 21.e.(1):

(a)	Until the lost or damaged “property” is actually repaired or replaced; and

(b)	Unless the repairs or replacement are made as soon as reasonably possible after the loss or damage.

If the lost or damaged “property” is not repaired or replaced, we will pay on an actual cash value basis.

(3)	We will, at your option, pay for loss of or damage to such “property”:

(a)	In the “money” of the country in which the loss or damage was sustained; or

(b)	In the United States of America dollar equivalent of the “money” of the country in which the loss or damage was sustained determined by the rate of exchange published in The Wall Street Journal on the day the loss was “discovered”.

(4)	Any “property” that we pay for or replace becomes our property.

f.	Set-off

Any loss covered under Insuring Agreement 1. or 10. will be reduced by a set-off consisting of any amounts owed by you to the “employee” or “customer” causing the loss.

22.	Policy Cancellation Or Termination

a.	Policy Cancellation

(1)	The first Named Insured shown in the Declarations may cancel this policy:

(a)	If the first Named Insured “investment company” is the sole Insured, by mailing or delivering to us, and then by us to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

(b)	If more than one Insured is named in the Declarations, by mailing or delivering to us, and then by us to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

(2)	We may cancel this policy:

(a)	If the first Named Insured “investment company” is the sole Insured, by mailing or delivering to the first Named Insured and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

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(b)	If more than one Insured is named in the Declarations, by mailing or delivering to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

(3)	Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

(4)	If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

(5)	If notice is mailed, proof of mailing will be sufficient proof of notice.

b.	Policy Termination

(1)	This policy terminates:

(a)	As to any Insured other than an “investment company” immediately upon:

(i)	The Insured being taken over by a receiver or other liquidator or by State or Federal officials;

(ii)	The acquisition by another entity of more than 50% of the Insured’s voting stock or voting rights; or

(iii)	The dissolution of the Insured.

(b)	As to any “investment company” 60 days after written notice of termination is mailed or delivered to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., of:

(i)	The “investment company” being taken over by a receiver or other liquidator or by State or Federal officials;

(ii)	The acquisition by another entity of more than 50% of the “investment company’s” voting stock or voting rights; or

(iii)	The dissolution of the “investment company”.

If this policy terminates as to an Insured or an “investment company” for any reason specified in Paragraph 22.b.(1)(a) or 22.b.(1)(b), we will send the first Named Insured any premium refund due. The refund will be pro rata.

(2)	This policy terminates as to any “employee” of any Insured other than an “investment company” or any partner, member, manager, officer or employee of any “data processor”:

(a)	As soon as a “designated person”, or an “employee” in your Human Resources Department or its equivalent not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement 1., against you or any other person or entity, without prejudice to the loss of any “property” then in transit in the custody of such person; or

(b)	15 days after the receipt by you of a written notice from us of our decision to terminate this policy as to such person.

(3)	This policy terminates as to any “employee” of any “investment company” 60 days after receipt by each “investment company” named in the Declarations and by the Securities and Exchange Commission, Washington, D.C., of our decision to terminate this policy as to such person, subject to the following:

If a “designated person”, or an “employee” in your Human Resources Department or its equivalent not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement 1., against you or any other person or entity, without prejudice to the loss of any “property” then in transit in the custody of such person, you:

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(a)	Shall immediately remove such “employee” from a position that would enable such “employee” to cause you to suffer a loss of the type covered by this policy; and

(b)	Within 48 hours of learning that an “employee” has committed any dishonest act, shall notify us of such actions and provide full particulars of such dishonest act.

(4)	Termination of this policy:

(a)	As to any Insured other than an “investment company” terminates liability for any loss sustained by such Insured which is “discovered” after the effective date of such termination; or

(b)	As to any “investment company” terminates liability for any loss sustained by such “investment company” 60 days after written notice of termination is mailed or delivered to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C.;

except if the Insured is an “employee benefit plan”.

F.	Definitions

As used in this policy:

1.	“Acceptance” means the drawee’s signed agreement to pay a draft as presented. It must be written on the draft and may consist of the drawee’s signature alone.

2.	“Certificate of deposit” means an instrument containing an acknowledgment by a financial institution that a sum of “money” has been received by the financial institution and a promise by the financial institution to repay the sum of “money”.

3.	“Certificate of origin or title” means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

4.	“Certificated security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

a.	Represented by an instrument issued in bearer or registered form;

b.	Of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

c.	Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

5.	“Computer program” means a set of related electronic instructions which direct the operation and function of a computer or devices connected to it, which enable the computer or devices to receive, process, store or send “electronic data”.

6.	“Computer system” means:

a.	Computers, including Personal Digital Assistants (PDAs) and other transportable or handheld devices, electronic storage devices and related peripheral components;

b.	Systems and applications software; and

c.	Related communications networks;

by which “electronic data” is collected, transmitted, processed, stored and retrieved.

7.	“Counterfeit” means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

8.	“Counterfeit money” means an imitation of “money” that is intended to deceive and to be taken as genuine.

9.	“Customer” means a person, entity or shareholder or subscriber of any “investment company” having an account with you or for whom you provide services related to your business.

10.	“Data processor” means each natural person, partnership or corporation duly authorized by you to perform services as data processor of your checks and accounting records related to such checks, but only while such “data processor” is performing such services and not creating, preparing, modifying or maintaining your computer software or “computer programs”.

Each such “data processor”, and the partners, members, managers, officers and employees of such “data processor” shall, collectively, be deemed to be one “employee” for all the purposes of this policy, excepting, however, Condition 22.b.(2). A Federal Reserve Bank or clearinghouse shall not be construed to be a “data processor”.

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11.	“Designated person” means:

a.	Any insurance risk manager;

b.	Any director or trustee;

c.	Any elected, appointed or otherwise titled officer; or

d.	The highest ranking “employee” at the office or premises where such “employee” performs the majority of his or her duties;

of any Insured.

12.	“Discovery”, “discover” or “discovered” means the time when a “designated person” first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

“Discovery”, “discover” or “discovered” also means the time when a “designated person” first receives notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances which, if true, would constitute a loss under this policy.

13.	“Document of title” means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

14.	“Electronic data” means information, facts, images or sounds stored as or on, created or used on, or transmitted to or from computer software (including systems and applications software) on data storage devices, including hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

15.	“Employee”:

a.	“Employee” means:

(1)	Any natural person:

(a)	While in your service;

(b)	Whom you compensate directly by salary, wages or commissions; and

(c)	Whom you have the right to direct and control while performing services for you;

(2)	Any guest student or intern pursuing studies or duties inside any of your offices or premises covered under this policy;

(3)	Any attorney retained by you and any employee of such attorney while either is performing legal services for you;

(4)	Any natural person who is furnished temporarily to you:

(a)	To substitute for a permanent “employee” as defined in Paragraph 15.a.(1), who is on leave; or

(b)	To meet seasonal or short-term workload conditions;

while that person is subject to your direction and control and performing services for you inside any of your offices or premises covered under this policy;

(5)	Any natural person who is leased to you under a written agreement between you and a labor leasing firm, to perform duties related to the conduct of your business, but does not mean a temporary “employee” as defined in Paragraph 15.a.(4);

(6)	Any employee of an institution merged or consolidated with you prior to the effective date of this policy;

(7)	Any of your directors or trustees while:

(a)	Performing acts within the scope of the usual duties of an “employee”; or

(b)	Acting as a member of any committee duly elected or appointed by resolution of your board of directors or board of trustees to perform specific, as distinguished from general, directorial acts on your behalf;

(8)	Any natural person who is a director or trustee of yours while such director or trustee is engaged in handling “property” of any “employee benefit plan”, or any natural person who is a trustee, administrator, manager, officer or employee of any such “employee benefit plan”, except an administrator or manager who is an independent contractor;

(9)	Any “data processor”; and

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(10)	Any partner, officer or employee of:

(a)	An investment advisor;

(b)	An underwriter (distributor);

(c)	A transfer agent or shareholder accounting record keeper; or

(d)	An administrator;

for an “investment company” while performing acts coming within the scope of the usual duties of an officer or employee of an “investment company”, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody or access to “property” of an “investment company”.

With regard to Paragraphs 15.a.(10)(c) and 15.a.(10)(d), “employee” shall only include partners, officers and employees of a transfer agent, shareholder accounting record keeper or administrator:

(i)	Which is an affiliated person, as defined in the Investment Company Act of 1940, of an “investment company” or of the investment advisor or underwriter (distributor) of such “investment company”; or

(ii)	Which is not a bank as defined in the Investment Company Act of 1940.

b.	“Employee” does not mean:

(1)	Any agent, broker, or other representative of the same general character not specified in Paragraph 15.a.; or

(2)	Any independent contractor, except those contractors specified in Paragraphs 15.a.(3) and 15.a.(9).

16.	“Employee benefit plan” means any welfare or pension benefit plan shown in the Declarations that you sponsor and that is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and any amendments thereto.

17.	“Evidence of debt” means an instrument, including a “negotiable instrument”, executed by a person and held by you which in the regular course of business is treated as evidencing that person’s debt to you.

18.	“Forgery” means:

a.	The signing of the name of another person or organization in writing with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose; or

b.	A fraudulent reproduction of a handwritten signature (but not the unauthorized signing of a person’s own signature).

19.	“Funds” means “money” on deposit in an account.

20.	“Guarantee” means a written undertaking obligating the signer to pay the debt of another to you, your assignee or to a financial institution from which you have purchased participation in the debt, if the debt is not paid in accordance with its terms.

21.	“Instruction” means a written order to the issuer of an “uncertificated security” requesting that the transfer, pledge or release from pledge of the “uncertificated security” specified therein be registered.

22.	“Investment company” means any investment company registered under the Investment Company Act of 1940.

23.	“Item of deposit” means any check or draft drawn upon a United States or Canadian financial institution.

24.	“Larceny and embezzlement” means those acts set forth in the Investment Company Act of 1940.

25.	“Letter of credit” means an engagement in writing by a financial institution or other person made at the request of a “customer” that the financial institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the “letter of credit”.

26.	“Loan” means all extensions of credit by you and all transactions creating a creditor relationship in your favor and all transactions by which you assume an existing creditor relationship.

27.	“Money” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

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28.	“Negotiable instrument” means any writing:

a.	Signed by the maker or drawer;

b.	Containing any unconditional promise or order to pay a sum certain in “money” and no other promise, order, obligation or power given by the maker or drawer;

c.	Is payable on demand or at a definite time; and

d.	Is payable to order or bearer.

“Negotiable instrument” includes a substitute check as defined in the Check Clearing for the 21st Century Act and shall be treated the same as the original it replaced.

29.	“Occurrence” means:

a.	Any one act or series of related acts of burglary, robbery or attempt thereat, in which no “employee” is implicated;

b.	Any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an “employee” or not) resulting in damage to or destruction of, or misplacement of, “property”;

c.	All acts or omissions other than those specified in Paragraphs 29.a. and 29.b. caused by any person (whether an “employee” or not) or in which such person is implicated; or

d.	Any one casualty or event not specified in Paragraphs 29.a. through 29.c.

30.	“Property” means:

a.	“Certificated securities”, “uncertificated securities” or any other “security, document or other written record” defined in the Investment Company Act of 1940;

b.	“Money”, stock warrants, orders upon public treasuries, “negotiable instruments”, “certificates of deposit”, “documents of title”, “acceptances”, “evidences of debt”, “security agreements”, “withdrawal orders”, “certificates of origin or title”, “letters of credit”, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, gems, jewelry and precious metals in any form;

c.	Tangible items of business personal property consisting of furnishings, fixtures, supplies, safes, vaults or equipment;

d.	“Electronic data” and books of account or other records whether recorded in writing or electronically; and

e.	“Computer programs”.

31.	“Security agreement” means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

32.	“Security, document or other written record”:

a.	Means original (including original counterparts) negotiable or nonnegotiable instruments which represent an equitable or legal interest, ownership or debt and which in the ordinary course of business are transferable by delivery of such instruments with any necessary endorsement or assignment.

b.	Does not mean bills of exchange, checks or drafts, “acceptances”, “certificates of deposit”, promissory notes, due bills, money orders, stock warrants, orders upon public treasuries, “letters of credit”, or other written promises, orders or directions to pay sums certain in “money”.

33.	“Telefacsimile device” means a machine capable of sending or receiving a duplicate image of a written document by means of electronic impulses transmitted through a telephone line or cable line and which reproduces the duplicate image on paper.

34.	“Telefacsimile transfer customer” means an entity or individual that has a written agreement with you, authorizing you to rely on telefacsimile instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

35.	“Tested” means:

a.	With regard to Insuring Agreement 7., a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a “customer”, automated clearinghouse or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

b.	With regard to Insuring Agreement 9., a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a “telefacsimile transfer customer”, another financial institution or another of your offices for the purpose of protecting the integrity of the communication in the ordinary course of business.

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c.	For the purpose of this definition, “test key” found in Paragraphs 35.a. and 35.b. means a code established and used in transmitting messages so that the recipient can authenticate the message.

36.	“Transportation company” means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

37.	“Uncertificated security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

a.	Not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

b.	Of a type commonly dealt in on securities exchanges or markets; and

c.	Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

38.	“Voice initiated transfer customer” means an entity or individual that has a written agreement with you, authorizing you to rely on voice instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

39.	“Withdrawal order” means a nonnegotiable instrument, other than an “instruction”, signed by a “customer” authorizing you to debit the “customer’s” account in the amount stated therein.

Fl 00 15 01 10	© Insurance Services Office, Inc., 2009	Page 19 of 19	☐

IL CVU N 06 11

THIS NOTICE IS ATTACHED TO AND MADE PART OF YOUR POLICY IN RESPONSE TO THE DISCLOSURE REQUIREMENTS OF THE RELIGIOUS FREEDOM PROTECTION AND CIVIL UNION ACT.

DISCLOSURE PURSUANT TO ENACTMENT OF THE RELIGIOUS FREEDOM PROTECTION AND CIVIL UNION ACT

Effective on June 1, 2011, the Religious Freedom Protection And Civil Union Act amended Illinois law by extending the same legal obligations, responsibilities, protections, and benefits that are afforded to spouses, to the parties of a civil union. A civil union is a legal relationship that is formed between two persons of the same or opposite sex. Civil unions entered into in Illinois, as well as those legally entered into in other jurisdictions, are subject to the new legislation.

With respect to your insurance policy, this means that any terms which describe any type of spousal relationship will now be considered as also applying to the parties of a civil union. If a policy includes coverage for children, no distinction will be made between coverage provided for children of a civil union versus coverage provided for children of any other family structure.

Please be assured that upon passage of the Religious Freedom Protection And Civil Union Act, we immediately modified our policy interpretation procedures to accommodate the new provisions of the Act.

If you have any questions about your coverage, including the information described in this notice, please contact your agent.

IL CVU N 06 11

FINANCIAL INSTITUTIONS

FI 20 13 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUDIT AND CLAIMS EXPENSE – EXTENDED COVERAGE

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

Insuring Agreement 8. Audit And Claims Expense of the Financial Institution Crime Policy For Finance Companies, Insuring Agreement 10. of the Financial Institution Crime Policy For Insurance Companies or the Financial Institution Crime Policy For Securities Brokers And Dealers, or Insuring Agreement 11. of the Financial Institution Crime Policy For Investment Companies is replaced by the following:

Audit And Claims Expense – Extended Coverage

a.	We will pay for reasonable expenses incurred by you with our prior written consent:

(1)	For that part of the cost of audits or examinations conducted by independent accountants or auditors to determine the amount of loss or damage that you sustained that is covered under this policy; and

(2)	That are directly related to the preparation of a proof of loss in support of a claim covered under this policy.

b.	Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under this policy.

c.	We shall have no liability to pay any such expenses under this Insuring Agreement, if the amount of the covered loss does not exceed the Single Loss Deductible Amount applicable to the Insuring Agreement under which the loss was covered.

FI 20 13 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 1 ☐

FINANCIAL INSTITUTIONS

FI 20 15 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PROVIDE REQUIRED NOTICE OF CANCELLATION, MODIFICATION OR TERMINATION TO THE FINANCIAL INDUSTRY REGULATORY AUTHORITY

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

We will promptly notify the Financial Industry Regulatory Authority concerning cancellation, termination or substantial modification of this policy, or termination of any “employee” covered thereunder, whether such cancellation, modification or termination is at your request or ours. We will use our best efforts to notify the Authority, but failure to notify the Authority shall not impair or delay the effectiveness of such cancellation, modification or termination.

FI 20 15 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 1 ☐

POLICY NUMBER: 64-MGU-19-A46370	FINANCIAL INSTITUTIONS FI 10 11 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PROVIDE DISCOVERY COVERAGE FOR ACQUIRED INSTITUTIONS

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION COMBINATION SAFE DEPOSITORY POLICY

FINANCIAL INSTITUTION COMPUTER CRIME POLICY

FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES DEALERS AND BROKERS

SCHEDULE

Percentage Of The Fidelity Insuring Agreement Single Loss Deductible Amount:	%
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

1.	Paragraph b. of the Consolidation – Merger Or Acquisition Condition is replaced by the following:

For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, we will pay for loss (“loss”) sustained by the acquired institution resulting directly from an “occurrence” taking place at any time and “discovered” by a “designated person” during the Policy Period shown in the Declarations. Coverage under this policy shall automatically become effective on the date of acquisition with no additional premium required, provided:

(1)	The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy;

(2)	The acquired institution has not had any paid or reported pending claims of the type covered under this policy in excess of the Percentage Of The Fidelity Insuring Agreement Single Loss Deductible Amount shown in the Schedule, for the three years prior to the date of acquisition; and

(3)	You are not aware of any disciplinary actions or proceedings by State or Federal officials or other regulatory agencies.

2.	If this endorsement is attached to a nonaggregate limit policy, the reference in this endorsement to Single Loss Deductible Amount shall be deemed to mean Deductible Amount.

FI 10 11 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 1 ☐

POLICY NUMBER: 64-MGU-19-A46370	FINANCIAL INSTITUTIONS FI 10 01 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGE
(DISCOVERY FORM)

This endorsement modifies insurance provided under the Discovery version of the following:

FINANCIAL INSTITUTION COMPUTER CRIME POLICY

FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Change Number	Date Of Issue	Effective Date Of Change
12:01 AM on:
1. The Named Insured is changed to:

2.  The following Insured(s) is added as a Named Insured:

Destra Investment Trust

Destra Preferred & Income Securities Fund

Destra Wolverine Dynamic Asset Fund

Destra Alternative Access Fund

Destra International & Event-Driven Credit Fund

Destra Multi-Alternative Fund

3. The following Insured(s) is deleted as a Named Insured:
4. The Mailing Address is changed to:
5. The Policy Period is:
Extended to:	Reduced to:
6. The following Insuring Agreement(s) is added to the Policy:
Insuring Agreement(s)	Single Loss Limit Of Insurance	Single Loss Deductible Amount
	$	$
	$	$
	$	$

FI 10 01 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 3 ☐

7. The following Insuring Agreement(s) is deleted from the Policy:
8. The following Insuring Agreement(s) is changed as respects the Single Loss Limit(s) Of Insurance and/or Single Loss Deductible Amount(s):
Insuring Agreement(s)	Single Loss Limit Of Insurance	Single Loss Deductible Amount
	$	$
	$	$
	$	$
9. The following Endorsement(s) is added to the Policy:
10. The following Endorsement(s) is deleted from the Policy:
11. The percentage of the Single Loss Deductible over which losses must be reported is changed to: %
12. Voice Initiated Transfer Fraud Insuring Agreement The verification callback amount is changed to: $
13. Telefacsimile Transfer Fraud Insuring Agreement The verification callback amount is changed to: $
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

Application of changes affected by this endorsement:

1.	All Changes Other Than In Paragraph 2.

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place at any time which is “discovered” by a “designated person” on or after the Effective Date Of Change. However, if a Retroactive Date endorsement is used, the provisions of that endorsement are controlling.

2.	Deletion Of Coverage

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place on or after the Effective Date Of Change which is “discovered” by a “designated person” after the Effective Date Of Change.

3.	If this endorsement is attached to a nonaggregate limit policy, the references in this endorsement to Single Loss Limit Of Insurance and Single Loss Deductible Amount shall be deemed to mean Limit of Insurance and Deductible Amount, respectively.

Accepted
First Named Insured: Name: Title:

FI 10 01 05 08	© ISO Properties, Inc., 2007	Page 2 of 3 ☐

POLICY NUMBER:	FINANCIAL INSTITUTIONS FI 1000

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN

LIMITS FOR INVESTMENT COMPANIES ENDORSEMENT

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

Section B. Limit Of Insurance is amended to include the following at the end thereof:

3.	Notwithstanding anything to the contrary in GENERAL AGREEMENT Section 4, LIMIT OF LIABILITY, if an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 due to:

a.	the creation of a new Investment Company; or

b.	an increase in asset size of current Investment Companies covered under this bond; then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the Bond Period.

Investment Company means “investment company” as that term is defined in the Investment Company Act of 1940, as amended.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED

ICBB-1000	Page 1 of 1

POLICY NUMBER: 64-MGU-19-A46370	FINANCIAL INSTITUTIONS FI 10 01 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGE
(DISCOVERY FORM)

This endorsement modifies insurance provided under the Discovery version of the following:

FINANCIAL INSTITUTION COMPUTER CRIME POLICY

FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Change Number	Date Of Issue	Effective Date Of Change
1	May 14, 2019	12:01 AM on: March 31,2019
1. The Named Insured is changed to:
2. The following Insured(s) is added as a Named Insured:
3. The following Insured(s) is deleted as a Named Insured:
4. The Mailing Address is changed to:
5. The Policy Period is:

Extended to:	Reduced to:

6. The following Insuring Agreement(s) is added to the Policy:
Insuring Agreement(s)	Single Loss Limit Of Insurance	Single Loss Deductible Amount
	$	$
	$	$
	$	$

FI 10 01 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 3 ☐

7. The following Insuring Agreement(s) is deleted from the Policy:

8. The following Insuring Agreement(s) is changed as respects the Single Loss Limit(s) Of Insurance and/or Single Loss Deductible Amount(s):
	Single Loss	Single Loss
Insuring Agreement(s)	Limit Of Insurance	Deductible Amount
Fidelity	$ 750,000	$
On Premises	$ 750,000	$
In Transit	$ 750,000	$
Forged or Altered Instruments	$ 750,000	$
Forged, Altered or Counterfeit Securities	$ 750,000	$
Counterfeit Money	$ 750,000	$
Computer Fraud	$ 750,000	$
Voice Initiated Transfer Fraud	$ 750,000	$
Telefacsimile Transfer Fraud	$ 750,000	$
Uncollectible Items of Deposit	$ 750,000	$
9. The following Endorsement(s) is added to the Policy:
ICBB-1000 FI 10 01 01 10

10. The following Endorsement(s) is deleted from the Policy:

11. The percentage of the Single Loss Deductible over which losses must be reported is changed to:
%
12. Voice Initiated Transfer Fraud Insuring Agreement
The verification callback amount is changed to: $
13. Telefacsimile Transfer Fraud Insuring Agreement
The verification callback amount is changed to: $
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

Application of changes affected by this endorsement:

Page 2 of 3	© Insurance Services Office, Inc., 2009	FI 10 01 01 10 ☐

1.	All Changes Other Than In Paragraph 2.

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place at any time which is “discovered” by a “designated person” on or after the Effective Date Of Change. However, if a Retroactive Date endorsement is used, the provisions of that endorsement are controlling.

2.	Deletion Of Coverage

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place on or after the Effective Date Of Change which is “discovered” by a “designated person” after the Effective Date Of Change.

3.	If this endorsement is attached to a nonaggregate limit policy, the references in this endorsement to Single Loss Limit Of Insurance and Single Loss Deductible Amount shall be deemed to mean Limit of Insurance and Deductible Amount, respectively.

Accepted
First Named Insured:

Name:

Title:

FI 10 01 05 08	© ISO Properties, Inc., 2007	Page 3 of 3 ☐

The following resolutions were approved at the quarterly meeting of the board of trustees of the Destra Multi-Alternative Fund (the “Fund”) on February 13, 2019 and further ratified at the quarterly meeting of trustees on May 21, 2019. A one year premium of $3,182 has been paid for the $750,000 bond for the period of March 31, 2019 through March 31, 2020.

APPROVE JOINT FIDELITY BOND** AND BLANKET BOND INSURANCE AGREEMENT

Proposed Resolution to be Adopted by the Trustees of

Destra Alternative Access Fund

RESOLVED, that the Fund be named as insured under a joint Fidelity Bond (the “Bond”) in an amount discussed at this meeting after due consideration to the factors deemed relevant in accordance with the requirements of Rule 17g-1 under the 1940 Act, including the number of parties named as insureds, the nature of the business activities of such parties, the amount of the Bond, the value of the aggregate assets of the Fund to which any person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held;

FURTHER RESOLVED, that the Board hereby approves the payment by the Fund of its portion of the annual premium of the Bond after having given due consideration to all factors deemed relevant, including the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have to pay if it maintained a single insured bond;

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized to increase or decrease the amount of the Bond in order to remain in compliance with the 1940 Act and the rules thereunder;

FURTHER RESOLVED, that the Treasurer of the Fund be, and hereby is, designated as the officer directed to make filings and give the notices required of the Fund by Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Blanket Bond Insurance Agreement be, and hereby is, approved in substantially the form presented at this meeting with such further changes as deemed necessary or appropriate by counsel; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized and directed to execute the Blanket Bond Insurance Agreement on behalf of the Fund.

** Proposed for action by the Independent Trustees voting alone and then by the entire Board.

Ratification of Joint Fidelity Bond Coverage**

Proposed Resolution to be Adopted by the Trustees of

Destra Multi-Alternative Fund

RESOLVED, that the payment by the Fund of the premiums in the amount discussed at this meeting for a joint Fidelity Bond (the “Bond”) in the aggregate amount of $750,000 for the period from March 31, 2019 through March 31, 2020, be and it hereby is, approved and ratified after due consideration to the factors deemed relevant in accordance with the requirements of Rule 17g-1 under the 1940 Act, including the number of parties named as insureds, the nature of the business activities of such parties, the amount of the Bond, the value of the aggregate assets of the Fund to which any person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held;

FURTHER RESOLVED, that the Board hereby approves the payment by the Fund of its portion of the annual premium of the Bond after having given due consideration to all factors deemed relevant, including the extent to which the share of the premium allocated to a Fund is less than the premium the Fund would have to pay if it maintained a single insured bond;

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized to increase or decrease the amount of the Bond in order to remain in compliance with the 1940 Act and the rules thereunder;

FURTHER RESOLVED, that the Treasurer of the Fund be, and hereby is, designated as the officer directed to make filings and give the notices required of the Trust by Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Blanket Bond Insurance Agreement be, and hereby is, approved in substantially the form presented at this meeting with such further changes as deemed necessary or appropriate by counsel; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized and directed to execute the Blanket Bond Insurance Agreement on behalf of the Fund.

** Proposed for action by the Independent Trustees voting alone and then by the entire Board.

Blanket Bond Insurance Agreement

This Agreement is made as of this 13th day of February, 2019, by and among the investment companies listed in Appendix A (collectively referred to herein as the “Funds” or the “Parties”).

R e c i t a l s :

1.	The Funds, each of which is advised by Destra Capital Advisors LLC, a Delaware limited liability company (the “Adviser”), have agreed to acquire a joint insured policy (the “Policy”) issued by U.S. Specialty Insurance Company containing broker’s blanket bond coverage (“Blanket Bond Coverage”), which shall cover all Parties;
2.	The total amount of the Blanket Bond Coverage under the Policy will be $___ (“Bond Amount”) based upon the determination of each insured Party’s Board of Trustees, that such insured Parties should have an amount of coverage, in the aggregate, of $____ (“Basic Bond Coverage”) as provided in Appendix B; and
3.	The Parties desire to provide herein for an allocation of the premiums for the Blanket Bond Coverage and a manner of allocating any loss proceeds received under the Policy.

The Parties, therefore, agree that:

1.    Allocation of Blanket Bond Coverage Premium. Each Party shall pay a proportionate share of the Blanket Bond Coverage annual premium based on assets as set forth in Appendix C.

2.    Losses.

(a)  General. The Policy is a “claims made” insurance policy and a Policy Year is the period from March 31, 2018 through the next succeeding March 31, 2019 (or any modification of that period as may be agreed by the Parties and the insurer). The insured loss (including all related expenses) of a Party which relates to a claim made by that Party relating to a particular Policy Year under the Blanket Bond Coverage is hereinafter referred to as a “Blanket Bond Loss.” Party includes the trustees, directors and officers of an insured Party and other insured agents or employees of such a Party.

(b)  Blanket Bond Loss. If only one insured Party incurs a Blanket Bond Loss relating to a Policy Year, the proceeds of the Blanket Bond Coverage for that Policy Year will be allocated to that Party. If more than one insured Party incurs a Blanket Bond Loss relating to a particular Policy Year, the proceeds of the Blanket Bond Coverage for that Policy Year will first be allocated among those insured Parties in proportion to their respective premiums paid under Paragraph 1 hereof for Blanket Bond Coverage. If, for that particular Policy Year, after initial allocation, there are remaining proceeds of the Blanket Bond Coverage and there are then insured Parties whose Blanket Bond Losses have not been paid in full, such proceeds shall be further allocated among such insured Parties in proportion to their respective premiums paid for such Coverage (repeating this further allocation procedure as each of such insured Parties is paid in full, until all proceeds have been allocated). If all Blanket Bond Losses relating to a particular Policy Year are not paid at the same time, the insured Parties who claim such Losses for that Policy Year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later re-allocation of amounts first paid. In no event shall any insured Party who incurs a Blanket Bond Loss relating to a Policy Year which equals or exceeds its Basic Bond Coverage be allocated proceeds of the Blanket Bond Coverage for that particular Policy Year in an amount less than its Basic Bond Coverage.

3.    Notices. Each Party agrees to give promptly to the insurer all notices required under the Policy and to send a copy of each such notice to the Adviser.

4.    Agent. The Adviser is hereby appointed as the agent for all of the Parties for the purpose of making, adjusting, receiving and enforcing payment of all claims under the Policy and otherwise dealing with the insurer with respect to the Policy. All expenses incurred by the Adviser in its capacity as agent for claims shall be shared by the Parties (including the Adviser) in the same manner as above provided for the sharing of Losses.

5.    Modification and Termination. This Agreement may be modified or amended from time to time by mutual written agreement among all of the Parties. It may be terminated with respect to any one Party by not less than 60 days’ written notice to the other Parties which are still parties to the Agreement. It shall terminate with respect to any Party as of the date that Party ceases to be an assured under the Policy; provided that such termination shall not affect that Party’s rights and obligations hereunder with respect to any claims on behalf of that Party which are paid under the Policy by the insurer after the date the Party ceases to be an insured under the Policy.

6.    Further Assurances. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

In Witness Whereof, the Parties have caused this Agreement to be executed as of the day and year first above written.

Destra Investment Trust, on behalf of its series

By:	/s/ Robert Watson
Name: Robert Watson
Title: President

Destra International & Event-Driven Credit Fund

By:	/s/ Robert Watson
Name: Robert Watson
Title: President

Destra Multi-Alternative Fund

By:	/s/ Robert Watson
Name: Robert Watson
Title: President

Appendix A

Funds

Destra Investment Trust, on behalf of its series:

Destra Flaherty & Crumrine Preferred and Income Fund

Destra Wolverine Dynamic Asset Fund

Destra International & Event-Driven Credit Fund

Destra Multi-Alternative Fund

Appendix B

Party	Basic Bond Coverage
Destra Investment Trust
Destra International & Event-Driven Credit Fund
Destra Multi-Alternative Fund

Appendix C

Party	Annual Premium
Destra Investment Trust
Destra International & Event-Driven Credit Fund
Destra Multi-Alternative Fund